Arf 3-18-2002

02019379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 04 2002 143

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GILL & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 BROADWAY, SUITE 810
(No. and Street)

DENVER (City) COLORADO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TED M. GILL 303-296-6260
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.
(Name — *if individual, state last, first, middle name*)

50 S. STEELE STREET, SUITE 505 (Address) DENVER (City) COLORADO (State) 80209 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 55

GILL AND ASSOCIATES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

OATH OR AFFIRMATION

I, TOM CLADIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILL & ASSOCIATES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Tom Cladis
Signature

SECRETARY
Title

Notary Public

JOSHUA H. MONROE
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 8/17/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL AND ASSOCIATES, INC.

CONTENTS

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Gill and Associates, Inc. (a Subchapter S corporation) as of December 31, 2001 and 2000, and the related statements of operations, cash flows, and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gill and Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman + Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

February 14, 2002

(303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

GILL AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
Cash	$ 205,058	$ 117,556
Cash segregated under federal and other regulations	86	31,653
Cash deposits with clearing organizations	50,624	25,000
Commissions receivable	22,926	1,840
Accrued asset sale and consulting agreement income	59,092	19,234
Prepaid expenses	4,052	4,052
Employee advances	13,600	-
Marketable securities owned, at market value	584,437	821,411
Property and equipment, at cost, net of accumulated depreciation	12,077	20,259
Refundable deposits	4,761	2,901
TOTAL ASSETS	$ 956,713	$1,043,906

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION (CONTINUED)

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2001	December 31, 2000
LIABILITIES		
Accounts payable and other liabilities	$ 26,857	$ 34,135
Payroll taxes payable	12,681	7,044
Securities sold, not yet purchased, at market value	7,940	-
Due to customer	-	55
TOTAL LIABILITIES	47,478	41,234
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common Stock, no par value: authorized 400,000 shares; issued and outstanding 48,000 shares	4,500	4,500
Additional paid-in capital	440,342	440,342
Retained earnings	464,393	557,830
TOTAL STOCKHOLDER'S EQUITY	909,235	1,002,672
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 956,713	$1,043,906

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001	2000
INCOME		
Commissions	$ 633,860	$ 508,107
Investment advisory fees	14,035	439,816
Asset sale agreement revenue	189,082	114,513
Interest and dividends	10,684	54,962
Investment gains (losses)	(176,422)	(282,159)
Gain (loss) on sale of property and equipment	-	(148)
Other income	1,650	1,187
TOTAL INCOME	672,889	836,278
EXPENSES		
Clearing fees	38,960	64,393
Salaries - officer/stockholder	182,000	222,000
Salaries - other	201,041	257,689
Employee benefits	36,240	30,839
Payroll taxes	24,171	28,032
Rent	35,287	41,027
Telephone	9,756	9,717
Quotation service	1,230	1,392
Contract labor	12,328	70,503
Office expense	7,372	13,428
Dues and subscriptions	5,132	4,473
Insurance	7,873	7,823
Postage	2,328	4,017
Travel and entertainment	26,970	31,205
Taxes and licenses	75	103
Professional fees	11,111	18,161
Advertising and promotion	2,201	29,971
Contributions	880	3,190
Depreciation	8,182	12,841
Interest	490	22,648
Miscellaneous expenses	1,631	189
Repairs and maintenance	7,068	2,625
TOTAL EXPENSES	622,326	876,266
NET INCOME (LOSS)	$ 50,563	$ (39,988)

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 50,563	$ (39,988)
Adjustments to reconcile net income (loss) to net cash provided (used) from operations:		
Depreciation	8,182	12,841
Investment (gains) losses	176,422	282,159
Gain (loss) on disposal of property and equipment	-	148
Asset sale agreement revenue	(189,082)	(114,513)
(Increase) decrease in assets:		
Deposits with clearing organizations	(25,624)	-
Accounts receivable	(60,944)	(17,105)
Employee advances	(13,600)	-
Refundable deposits	(1,860)	-
Increase (decrease) in liabilities:		
Accounts payable	(7,278)	(19,751)
Payroll taxes payable	5,637	(8,654)
Due to customer	(55)	37
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(57,639)	95,174
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of investments	(1,822,642)	(5,115,351)
Sale of investments	1,891,134	4,621,965
Asset sale agreement income	189,082	114,513
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	257,574	(378,873)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder	(144,000)	(134,000)
NET CASH USED BY FINANCING ACTIVITIES	(144,000)	(134,000)

GILL AND ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31, 2001	2000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	55,935	(417,699)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	149,209	566,908
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 205,144	$ 149,209

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Additional	
	No. of Shares	Amount	Paid-In Capital	Retained Earnings
BALANCES, December 31, 1999	48,000	$ 4,500	$ 440,342	$ 731,818
Cash and non-cash dividends distributed to stockholder	-	-	-	(134,000)
Net income for the year	-	-	-	(39,988)
BALANCES, December 31, 2000	48,000	4,500	440,342	557,830
Cash dividends paid to stockholder	-	-	-	(144,000)
Net income for the year	-	-	-	50,563
BALANCES, December 31, 2001	48,000	$ 4,500	$ 440,342	$ 464,393

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Gill and Associates, Inc. was incorporated as a broker/dealer under the laws of the State of Colorado on August 31, 1983, and currently is conducting business in Colorado primarily in the bond market. The Company clears its own bond transactions, and operates under clearing agreements with other broker/dealers for other trades. The Company also provides investment advisory services.

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Concentration of Credit Risk:

At December 31, 2001 and 2000, the Company had bank deposits of $54,172 and $28,126, respectively, in excess of Federally insured limits. Other financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits with the Company's clearing broker and investments in obligations of the U.S. government, mutual funds, corporate bonds and notes and option contracts. The Company places its investments with high quality institutions and obligations of the U.S. government and, by policy, limits the amount of credit exposure to any one entity.

Regulatory Provisions:

The Company is a fully computing firm subject to all provisions of Rule 15c3-3 of the Securities and Exchange Commission. Cash of $86 and $31,653 at December 31, 2001 and 2000, respectively, was segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Deposit:

The Company maintains a cash deposit with its clearing broker/dealers, which is a requirement of the clearing agreements.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $699,046 and $821,412, respectively, which was $449,046 and $571,412 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 0.06 to 1 and 0.05 to 1 at December 31, 2001 and 2000.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with maturities generally of three months or less. Cash deposits with clearing organization are not included in cash and cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives, which range from five to seven years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors:

During the years ended December 31, 2001 and 2000, and as of December 31, 2001 and 2000, the Company had no liabilities subordinated to the claims of general creditors.

Fair Values of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, accounts receivable, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification:

Certain amounts for the year ended December 31, 2000 have been reclassified to conform with the December 31, 2001 presentation.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

Net income per the financial statements differs from taxable income reported in the tax returns because the financial statements include both realized and unrealized gains and losses on investments, whereas the tax returns report only realized gains and losses. No tax liability is reported on the financial statements because the Company has elected to be taxed as an S corporation effective January 1, 1987. Accordingly, earnings and losses are included in the personal return of the stockholder.

NOTE 2: CASH FLOW INFORMATION

Payments for interest and income taxes were:

	December 31, 2001	December 31, 2000
Interest	$ 490	$ 22,648
Income taxes	$ -	$ -

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT

The Company had a contract to provide investment advisory and administrative services to the Colorado Surplus Asset Fund Trust (CSAFE). During the year ending December 31, 2000, this contract accounted for 50% of the Company's total income.

On October 13, 2000, the Company terminated its contract with CSAFE and sold its CSAFE investment advisor and administrator related assets, including goodwill, customer lists, records and equipment to Kirkpatrick, Pettis, Smith, Polian Inc. (Purchaser). The sales contract provides for the Company to receive an initial $100,000 and a percentage of CSAFE related gross revenues, net of defined operating expenditures, on a quarterly basis, beginning November 1, 2000, and ending December 31, 2010. The percentage decreases from 100% to 50% over the term of the agreement. The sales contract also calls for the Company's stockholder to provide ongoing advisory services.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT (CONTINUED)

The Company earned $189,082 of asset sale agreement revenue and $4,000 of advisory fees under the contract during 2001, which accounted for 29% of the Company's total income. During 2000, the company earned $114,513 of asset sale agreement revenue and $3,400 of advisory fees under the contract, which accounted for 14% of the Company's total income. Future payments under the sales contract are contingent upon the amount of CSAFE revenues earned by the Purchaser, and whether CSAFE continues its investment advisor and administrative agreements with the Purchaser. In addition, the Company may assign all of its rights and obligations under the agreement to the Company's stockholder or an entity controlled by him.

NOTE 4: MARKETABLE SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities and securities sold, not yet purchased, are stated at market value. Differences between the cost or sales price and the market value of securities are included in income in the accompanying financial statements. Market values as of December 31, 2001 and 2000 are as follows:

	Owned	Sold, Not Yet Purchased
December 31, 2001:		
Obligations of U.S. government	$ 14,318	$ -
Corporate stocks and mutual funds	570,119	-
Options	-	7,940
	$ 584,437	$ 7,940
December 31, 2000:		
Obligations of U.S. government	$ 14,557	$ -
Corporate stocks and mutual funds	806,854	-
Options	-	-
	$ 821,411	$ -

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2001 and 2000:

	December 31, 2001	December 31, 2000
Furniture and equipment	$ 35,050	$ 35,050
Automobiles	72,500	72,500
	107,550	107,550
Less accumulated depreciation	95,473	87,291
Net property and equipment	$ 12,077	$ 20,259

NOTE 6: COMMITMENTS

The Company occupies a facility under a noncancelable operating lease, which expires on January 31, 2002. The lease requires no lease payments for the first three months, and scheduled periodic rent increases over the remaining term of the lease agreement. Total rent payments required under the lease agreement are being charged to expense on the straight-line method over the term of the lease. The Company has recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the lease. The future minimum rental payment under the lease for the year ended December 31, 2002 is $3,789.

Total rent charged to operations was $35,287, net of sublease income of $7,200, and $41,027 during 2001 and 2000, respectively.

Effective February 1, 2002, the Company entered into a new noncancelable operating office lease, which expires on January 31, 2003. The lease requires monthly rent payments, and contains a one year renewal option. Future minimum rental payments under the lease for the years December 31, 2002 and 2003 are $20,460 and $1,860, respectively.

GILL AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 7: RETIREMENT PLAN

The Company adopted a "Savings Incentive Match Plan for Employees" (SIMPLE Plan), effective January 1, 1997, which covers all full-time employees. Eligible employees may make annual elective contributions of up to $6,500 of compensation to the plan. The Company contributes matching contributions equal to the employee's elective contributions up to a limit of 3% of the employee's compensation for the calendar year. Employees are immediately 100% vested in all elective and Company contributions. Company contributions to the plan for the years ended December 31, 2001 and 2000 were $ 8,188 and $12,304, respectively.

GILL AND ASSOCIATES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	December 31, 2001	December 31, 2000
Total stockholder's equity qualified for net capital	$ 909,235	$1,002,672
Deductions of non-allowable assets:		
Property and equipment	12,077	20,259
Prepaid expenses	4,052	4,052
Receivables	61,583	21,074
Refundable deposits	4,761	2,901
Employee advances	13,600	-
Other	26,336	-
	122,409	48,286
Net capital before haircuts on securities positions	786,826	954,386
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
U.S. obligations	697	706
State and municipal obligations	-	-
Corporate obligations	67,567	111,332
Other securities	18,611	20,936
Options	905	-
	87,780	132,974
NET CAPITAL	$ 699,046	$ 821,412
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ 39,538	$ 41,234
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 250,000	$ 250,000
Excess net capital at 1500%	$ 449,046	$ 571,412
Excess net capital at 1000%	$ 695,092	$ 817,289
Ratio of aggregate indebtedness to net capital	0.06 to 1	0.05 to 1

GILL AND ASSOCIATES, INC.

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in Part IIA of Company's unaudited FOCUS report	$ 695,420	$ 835,684
Net audit adjustments	(50,006)	(76,719)
Difference in computation of non-allowable assets	7,532	16,347
Difference in computation of haircuts	46,100	46,100
Net capital per above	$ 699,046	$ 821,412
Aggregate indebtedness, as reported in Part II of Company's unaudited FOCUS report	$ 43,165	$ 39,226
Net audit adjustments	(3,627)	2,008
Aggregate indebtedness per above	$ 39,538	$ 41,234

GILL AND ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	2000
CREDIT BALANCES		
Free credit balances and other credit balances in customer's security accounts	$ -	$ 55
DEBIT BALANCES	-	-
RESERVE COMPUTATION		
Excess of total credits over total debits	$ -	$ 55
105% of total credits over total debits	$ -	$ 58
Amount held on deposit in Reserve Bank Account	86	31,653
Excess of amount held on deposit in Reserve	$ 86	$ 31,595
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001 and 2000)		
Excess as reported in Company's Part II FOCUS report	$ 86	$ 55
Differences	-	-
Excess per above	$ 86	$ 55

GILL AND ASSOCIATES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001 and 2000

As of December 31, 2001 and 2000, the Company did not hold any securities required to be in possession or control that had not been reduced to possession or control in the proper time frame because properly issued segregation instructions were not acted upon or segregation instructions were not issued.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Gill and Associates, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gill and Associates, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

50 South Steele Street, Suite 505 • Denver, Colorado 80209 • (303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

February 14, 2002